Mail Stop 4720

December 8, 2009

Daniel L. Peters
President and Chief Executive Officer
Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, MA 02142

> **Re:** **Molecular Insight Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File Number: 001-33284**

Dear Mr. Peters:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gabor Garai
       Foley & Lardner LLP
       111 Huntington Avenue
       Boston, Massachusetts 02199
       Phone: 617-342-4002
       Fax: 617-342-4001